UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.______)*


                            Orckit Communications Ltd
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                                (Name of Issuer)

                   Ordinary Shares  NIS 0.10 par value per share
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                         (Title of Class of Securities)

                                    M7531S206
                        ------------------------------
                                 (CUSIP Number)

                                17th November 03
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M7531S206
          ---------
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 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Hermes Investment Management, Ltd.
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X ]
      (b) [  ]
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 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION  England
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              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  278,000
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  278,000
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  278,000
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[   ]
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  5.88%
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 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
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      EP
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Item 1

    (a)  Name of Issuer
         Orckit Communication Ltd.(the "Issuer")

    (b)  Address of Issuer's Principal Executive Offices
         126 Yigal Allon Street, Tel Aviv,67443, Israel


Item 2

    (a)  Name of Person Filing
         This Schedule 13G is being filed on behalf of (i) BT Pension Scheme, a pension plan organized under English law ("BT Pension"), (ii) Royal Mail Pension Plan, a pension plan organized under English law and
         (iii) Hermes Investment Management, Ltd., an investment company organized under English law ("Hermes Investment," together with BT Pension and Royal Mail Pension, collectively, the "Reporting Persons").

    (b)  Address of Principal Business Office or, if none, Residence
         The principal business office of each of the Reporting Persons is Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ.

    (c)  Citizenship  United Kingdom

    (d)  Title of Class of Securities
         Ordinary Shares, NIS 0.10 par value per share, of Issuer
         (the "Ordinary Shares").

    (e)  CUSIP Number  M7531S206

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [  ]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [  ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned: BT Pension owns 200,000 shares of Ordinary Shares, representing 4.235% of the Issuer's issued and outstanding shares (based on 4,722,598 shares outstanding on 17th November, 2003). Royal Mail Pension owns 78,000 shares of Ordinary Shares, representing 1.652% of the Issuer's issued and outstanding shares (based on 4,722,598 shares outstanding on 17th November, 2003). Hermes Investment has the power to sell or vote on behalf of BT Pension and Royal Mail Pension all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Hermes Investment Management may be deemed to be the beneficial owner of such shares, which represents 278,000 shares of of the Issuer's Ordinary Schres , representing 5.887% of the Issuer's issued and outstanding shares (based on 4,722,598 shares outstanding on November 17th, 2003).

    (b)  Percent of class:      %

    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote

         (ii)  Shared power to vote or to direct the vote

         (iii) Sole power to dispose or to direct the disposition of

         (iv) Shared power to dispose or to direct the disposition of BT Pension and Royal Mail Pension share beneficial ownership of the securities identified in subsection (a) above with Hermes Investment, which has voting and dispositive power over all such shares.



Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.



Item 8.  Identification and Classification of Members of the Group.



Item 9.  Notice of Dissolution of a Group



Item 10.  Certification


              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  November 26, 2003
                                         ----------------------------------
                                                       Date

                                             /s/  Adrian White
                                         ----------------------------------
                                                     Signature

                                                  Adrian White
                                                  Authorised Signatory

                                Chief Opetrating Officer/Deputy Chief Executive
                                         ----------------------------------
                                                     Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


ACN/Form 13G  (C) 2001: Advisor Consultant Network, Inc.